SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Register 1431 - 1

SUMMARY OF THE MINUTES OF THE 109th ANNUAL BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio, 800, city of Curitiba, State of Paraná. 2. DATE AND TIME: June 20, 2005 - 2 pm.
3. PRESIDING BOARD: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi - Executive Secretary.
4. RESOLUTIONS TAKEN:

I. the replacement of Copel’s representatives in the Decision-making Committee of UEG Araucária Ltda. was approved, by unanimous vote, indicating Mr. Robson Luiz Rossetin as sitting member and Ms. Denise Campanholo Busetti Sabbag as alternate member;

II. the 20-F Report, to be filed with the United States Securities and Exchange Commission – SEC, approved, by unanimous vote; and

III. the proposal for the Board members start receiving the minutes of the meetings of the Executive Board, as the Fiscal Council members currently receive them, and for the Board member Maria Aparecida Rodrigues Plaça starts receiving, also, the minutes of the meetings of the Board of Directors of the Company’s Wholly-owned Subsidiaries, was approved, by unanimous vote.

5. SIGNATURES: JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; RUBENS GHILARDI – Executive Secretary; ACIR PEPES MEZZADRI; FRANCELINO LAMY DE MIRANDA GRANDO; LAURITA COSTA ROSA; MARIA APARECIDA RODRIGUES PLAÇA; NELSON FONTES SIFFERT FILHO; ROGÉRIO DE PAULA QUADROS; SÉRGIO BOTTO DE LACERDA.

Full text of the Minutes of the 109th Annual Board of Directors’ Meeting was drawn up on the Company’s records #5 and registered with the Board of Trade of the State of Paraná under #00/056085-5, on August 8, 2000.

RUBENS GHILARDI
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.